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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 11)*

                            PS Group, Inc.
      ----------------------------------------------------------
                           (Name of Issuer)

               Common Stock, par value $1.00 per share
      ----------------------------------------------------------
                  (Title of Class of Securities)

                            693624-108
      ----------------------------------------------------------
                          (CUSIP Number)

            Janice V. Sharry, Haynes and Boone, L.L.P.
      3100 Nations Bank Plaza, Dallas, TX 75202, (214) 651-5562
      ----------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          May 2, 1996
      ----------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D



CUSIP No. 693624-108                      Page   2   of     6    Pages
                                               -----      -----

- -------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ESL Partners, L.P., a Delaware limited partnership
       22-2875193
- -------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
- -------------------------------------------------------------------------------
  3  SEC USE ONLY

- -------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

       WC
- -------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  / /
- -------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
- -------------------------------------------------------------------------------
     NUMBER OF               7 SOLE VOTING POWER
      SHARES                     1,198,270
   BENEFICIALLY              --------------------------------------------------
    OWNED BY                 8 SHARED VOTING POWER
      EACH                       0
    REPORTING                --------------------------------------------------
     PERSON                   9 SOLE DISPOSITIVE POWER
      WITH                       1,198,270
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                 0
- -------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,198,270
- -------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- -------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.7%
- -------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        PN
- -------------------------------------------------------------------------------

     The Schedule 13D dated December 2, 1993, as amended (the "Schedule 13D") of ESL Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of PS Group, Inc., a Delaware corporation (the "Company"), is hereby amended as set forth below. Capitalized terms in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

ITEM 4.   PURPOSES OF THE TRANSACTION.

Item 4 is hereby amended by the addition of the following paragraph:

     "The Partnership sent another letter to the Company dated May 2, 1996 concerning (i) the Partnership's expectation of certain cash distributions by the Company to shareholders following a sale of assets by the Company, (ii) the Partnership's interest in investigating an acquisition of airplane assets from the Company, (iii) the Partnership's dissatisfaction with respect to planned capital additions in the Company's oil and gas subsidiary, and (iv) the Partnership's current intention to vote against the proposed reorganization of the Company and to vote for Mr. Joseph S. Perinea as a director of the Company."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended and restated by the following paragraph:

     "(c) The Partnership has not engaged in any transactions in the Shares during sixty (60) days prior to the date hereof."

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by the addition of the following paragraph:

     "7.3 Letter dated May 2, 1996, from ESL Partners, L.P. to the Board of Directors of PS Group, Inc."

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete and correct.

     Date: May 2, 1996.


                              ESL PARTNERS, L.P.


                              By:  RBS Partners, L.P., its general partner

                                   By:  ESL Investments, Inc.
                                             its general partner


                                   By:   /s/ E.J. Bird
                                         ---------------------------------
                                         Name:     E.J. Bird
                                         Title:    Vice President



                              4

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                            EXHIBIT INDEX



 EXHIBIT                        DESCRIPTION                      PAGE
 -------                        -----------                      ----
  7.3     Letter dated May 2, 1996, from ESL Partners, L.P. to     6
          the Board of Directors of PS Group, Inc.







                                     5